SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                             ----------------------


                                   F O R M 6-K

           REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR
                15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

                           For the month of July 2005

                                  ATTUNITY LTD
                              (Name of Registrant)


              Einstein Building, Tirat Carmel, Haifa, Israel 39101
                     (Address of Principal Executive Office)

                  Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                     Form 20-F [X]             Form 40-F [ ]

                  Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

                  Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

                  Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                 Yes [ ] No [X]

                  If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_____________

This Form 6-K is being incorporated by reference into the Registrant's Form F-3 Registration Statements File Nos. 333-11972 and 333-14140 and Form S-8 Registration Statements File Nos. 333-84180, 333-932, 333-11648, 333-122271 and
333-122302.

                                  ATTUNITY LTD



6-K Items

     1. Press release Attunity's Information Integration Software Platform and Motorola Premier CAD Solution Help Miami Dade County maintain an up-to-date emergency response system dated July 12, 2005.

     2.   Press  release  re  Attunity  Reports  Second  Quarter  2005  Results;
          Operating  Results  Continue  To Improve  Sequentially  dated July 27,
          2005.

                                                                          ITEM 1

Press Release                                              Source: Attunity Ltd.

Attunity's Information Integration Software Platform and Motorola Premier CAD Solution Help Miami Dade County maintain an up-to-date emergency response system

Tuesday July 12, 8:17 am ET

BURLINGTON, Mass.--(BUSINESS WIRE)--July 12, 2005--Attunity Ltd. (NASDAQ: ATTU -
News) and Motorola (NYSE: MOT - News) jointly announce enhanced abilities at Miami Dade County public safety call centers. Motorola, provider of Miami Dade's Premier CAD solution, along with Attunity, provider of the Attunity Connect solution, have jointly delivered expanded on-demand access, integration, delivery and usage of enterprise information to manage the Premier CAD incident and dispatch resource system.

The solution encompasses a vast array of modules within Motorola's Premier CAD solution. The combination of products help ensure public safety employees have accurate, detailed data including incident management, resource management, system status management plans, profiling, and location information including hazard data, mapping, and Automatic Vehicle Location (AVL). Attunity's Integration Suite (AIS) and its CONNECT solution for the Enscribe pathway product described below are used to manage the import/export of some Premier CAD configuration tables.

The Attunity CONNECT solution extracts GIS information from an Oracle RDBMS that contains data about the county's emergency grid locations and feeds it to an HP NonStop system. It updates the Enscribe database that manages assignment of incidents. This in turn updates the county's mobile data units. Attunity reduced the time to update and process this data from days to one hour and 20 minutes. Connect can access the necessary data sources in real-time to support the application's incident management functions. Attunity Connect is also a beneficial component for business intelligence functions and provides transactional updates from the CAD application back to the data source.

According to Jose Alvarez, Miami Dade IT Director: "Without Attunity maintaining the system, files would take much more time to update. Attunity's CONNECT solution is that vital to our operations. We have considered other, off the shelf technologies, but none have met our requirements."

"It is very gratifying to know that our technology and solutions make a difference and help to save lives," said Daniel Sapir, Attunity's VP of worldwide marketing. "The need for bi-directional access and updating of mission critical systems based on HP's NonStop platform is one of our core competencies. Working with Motorola, we are addressing the emergency management market with robust data integration solutions."

Motorola's Public Safety Division, developer of the Premier Computer-Aided Dispatch ("Premier CAD") application, is a reseller of Attunity's Information Integration Platform that includes a suite of pre-built adapters to mainframe and enterprise data sources.

By selecting Attunity's software platform, Miami Dade County joins a growing list of many large companies around the world that integrate multiple data sources with the Attunity Integration platform. Today, many organizations like Miami Dade are creating a sustainable competitive advantage by accessing and streamlining data through the organization. In addition to Public Safety uses, financial transactions, operational throughput and marketing sales campaign response are all available in near real-time with the Attunity software platform, giving managers better decision-making information.

About Attunity Ltd.

Attunity is a leading provider of enterprise information integration software. Using Attunity's products, companies can seamlessly connect to data sources, stream data changes across the enterprise, and federate heterogeneous information to achieve a single view of their business. Employing a unique distributed architecture, Attunity software runs natively on enterprise data servers, turning locked data silos into an efficient Information Grid. The result is significantly enhanced performance and reduced cost of ownership.

More than 1,000 customers are using Attunity software worldwide for data integration initiatives such as service-oriented integration to the mainframe as part of EAI projects, legacy data access for business intelligence and reporting, real-time and efficient ETL based on change data capture, and single customer views from disparate information sources. Also, Attunity is a trusted partner for industry leaders like Oracle and HP, who embed Attunity software into their products and solution offerings.

About Motorola

Motorola is a Fortune 100 global communications leader that provides seamless mobility products and solutions across broadband, embedded systems and wireless networks. In your home, auto, workplace and all spaces in between, seamless mobility means you can reach the people, things and information you need, anywhere, anytime. Seamless mobility harnesses the power of technology convergence and enables smarter, faster, cost-effective and flexible communication. Motorola had sales of US $31.3 billion in 2004. For more information: http://www.motorola.com/.

(C) Attunity 2005. All Rights Reserved Attunity is a registered trademark of Attunity Ltd.


------------------

Contact:
     Attunity
     Daniel Sapir, 781-213-5204
     Daniel.sapir@attunity.com
     or
     Motorola
     Debbie Esposito, 203-325-3381

                                                                          ITEM 2

Press Release                                                   Source: Attunity

CORRECTING and REPLACING Attunity Reports Second Quarter 2005 Results

Wednesday July 27, 9:54 am ET

Operating Results Continue to Improve Sequentially

BURLINGTON, Mass.--(BUSINESS WIRE)--July 27, 2005--In BW5471 issued July 27, 2005: Please replace the graf headlined Attunity Conference Call due to multiple revisions with the following corrected version.

The corrected release reads:

ATTUNITY REPORTS SECOND QUARTER 2005 RESULTS; OPERATING RESULTS CONTINUE TO IMPROVE SEQUENTIALLY

Attunity, Ltd. (NASDAQ: ATTU - News), a leading provider of enterprise information integration software, today reported its financial results for the second quarter ended June 30, 2005.

Total revenues for the second quarter of 2005 were $3,971,000, representing an increase of 3% over total revenues of $3,859,000 in the first quarter of 2005 and a decrease of 4% from $4,123,000 in the second quarter of 2004. Net loss from continued operations for the second quarter of 2005 was $555,000 or ($0.03) per share compared with a net loss from continued operations for the first quarter of 2005 of $735,000 or ($0.05) per share and net income from continued operations of $169,000 or $0.01 per share in the second quarter of 2004. As reported previously, in the second quarter of 2004, license revenues included one contract, which amounted to $995,000.

Total revenues in the first six months of 2005 increased 7% to $7,830,000 from $7,294,000 for the same period in the prior year. Net loss from continued operations in the first six months of 2005 was $1,292,000 or ($0.08) per share, compared with net loss from continued operations of $71,000 or $0.00 per share in the first six months of 2004.

"I am pleased that we continue to execute our plan of growing revenues and improving operating margins while we develop our new innovative solution which will transform the way managers and decision makers use information" said Aki Ratner, CEO of Attunity.

Highlights of the Quarter

     o Operating margins continue to improve sequentially; 19% decrease in operating loss from $483,000 in the first quarter of 2005 to $392,000.

     o    License sales from our direct sales force continue to grow.

     o    Continuously improving relationships with our strategic OEM partners.

     o Developments are on plan to introduce new innovative solution to the market by end of 2005.

     o    Major  customer wins across  industry  segments,  as  represented  by:
          Sungard, Johnson & Johnson, Nortel, Australian National Police, China Stock Exchange, Government of Singapore and Cellcom.

Mr. Ratner continued, "I am very encouraged by the feedback we are receiving from our development partners on our new solution as we continue on track to have trial installations in the third quarter and a general release at the end of this year. As our integration platform is being implemented for more mission critical operations, we see increased interest from major software vendors to boost the use of our products to complement their offerings "

Attunity Conference Call

The company has scheduled a conference call and simultaneous Web-cast at 10am Eastern Time on July 27. To participate in the call, U.S. callers can dial 800-259-0251 and international callers can dial +1-617-614-3671 and entering the pass code 84369987 five minutes prior to the start time. The call will be available for replay through the end of August, 2005 by dialing 888-286-8010 (in the US) or +1-617-801-6888 (international) and entering the pass code 94961528. This call will also be broadcast live on the Internet. To register and view the Webcast, go to http://www.attunity.com/investors. An online replay will be available approximately two hours after the call.

About Attunity:

Attunity is a leading provider of enterprise data integration software. Using Attunity's products, companies can seamlessly connect to data sources, stream data changes across the enterprise, and federate heterogeneous information to achieve a single view of their business. Employing a unique distributed architecture, Attunity software runs natively on enterprise data servers, turning locked data silos into an efficient Information Grid. The result is significantly enhanced performance and reduced cost of ownership.

Attunity software solutions are used world-wide for Data Warehousing, Operational Data Stores, and a variety of Information Integration initiatives, including service-oriented integration to the mainframe as part of EAI projects, legacy data access for business intelligence and reporting, real-time and efficient ETL based on change data capture, and single customer views from disparate information sources. Also, Attunity is a trusted partner for industry leaders like IBM, Oracle and HP who embed Attunity software into their products and solution offerings.

Safe Harbor Statement

Certain statements in this press release are forward-looking statements. Because such statements deal with future events, they are subject to various risks and uncertainties and actual results could differ materially from Attunity current expectations. Factors that could cause or contribute to such differences include, but are not limited to: the impact on revenues of economic and political uncertainties and weaknesses in various regions of the world, including the commencement or escalation of hostilities or acts of terrorism; any unforeseen developmental or technological difficulties with regard to Attunity's products; changes in the competitive landscape, including new competitors or the impact of competitive pricing and products; a shift in demand for products such as Attunity's; unknown factors affecting third parties with which Attunity has formed business alliances; timely availability and customer acceptance of Attunity's new and existing products, uncertainty as to the timing of obtaining effectiveness of the registration statements Attunity has filed with the Securities and Exchange Commission and other factors and risks discussed in Attunity's Annual Report on Form 20-F, which is on file with the Securities and Exchange Commission. Attunity assumes no obligation to update information concerning its expectations.

CONSOLIDATED BALANCE SHEETS
---------------------------
U.S. dollars in thousands

                                          June 30,     December 31,
                                            2005           2004
                                        -------------  -------------
                                          Unaudited
                                        -------------
   ASSETS

CURRENT ASSETS:
  Cash and cash equivalents                $   4,768      $   1,717
  Restricted cash                                 63             73
  Trade receivables, net                       2,083          2,160
  Other current assets                         1,034          1,250
  Assets of discontinued operation               428            521
                                            ---------      ---------
Total current assets                           8,376          5,721
-----                                       ---------      ---------

LONG-TERM PREPAID EXPENSES                        85             64
                                            ---------      ---------

SEVERANCE PAY FUND                               677            698
                                            ---------      ---------

PROPERTY AND EQUIPMENT, NET                      680            834
                                            ---------      ---------

OTHER ASSETS, NET                             10,680         10,826
                                            ---------      ---------

Total assets                               $  20,498      $  18,143
-----                                       =========      =========

   LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES:
  Current maturities of long-term debt     $      56       $     70
  Trade payables                                 396            611
  Deferred revenues                            3,844          2,298
  Employees and payroll accruals               1,086          1,156
  Accrued expenses and other liabilities       1,877          2,097
  Liabilities of discontinued operation          264            892
                                             --------       --------
Total current liabilities                      7,523          7,124
-----                                        --------       --------

LONG-TERM LIABILITIES:
  Long-term debts                                487            339
  Accrued severance pay                          995          1,008
                                             --------       --------
Total long-term liabilities                    1,482          1,347
-----                                        --------       --------

SHAREHOLDERS' EQUITY:
  Share capital                                  580            539
  Additional paid-in capital                  93,075         89,618
  Accumulated other comprehensive loss          (155)          (148)
  Accumulated deficit                        (82,007)       (80,337)
                                             --------       --------
Total shareholders' equity                    11,493          9,672
-----                                        --------       --------

Total liabilities and shareholders' equity  $ 20,498       $ 18,143
-----                                        ========       ========

UNAUDITED CONSOLIDATED STATEMENTS OF OPERATIONS
-----------------------------------------------
U.S. dollars in thousands, except share and per share data

                                Six months ended   Three months ended
                                     June 30,            June 30,
                               ------------------- -------------------
                                  2005       2004     2005       2004
                                ---------- -------  ---------- -------
Revenues:
  Software licenses            $ 4,368    $ 4,190  $ 2,110    $ 2,574
  Services                       3,462      3,104    1,861      1,549
                                -------    -------  -------    -------

                                 7,830      7,294    3,971      4,123
                                -------    -------  -------    -------
Cost of revenues:
  Software licenses                781      1,120      390        587
  Services                         962        791      478        385
                                -------    -------  -------    -------

                                 1,743      1,911      868        972
                                -------    -------  -------    -------

Gross profit                     6,087      5,383    3,103      3,151
                                -------    -------  -------    -------

Operating expenses:
  Research and development,
   net                           1,184        676      615        353
  Selling and marketing          4,569      3,358    2,248      1,828
  General and administrative     1,131      1,239      552        646
  Liquidation damages related
   to January private
   placement                        80          -       80          -
                                -------    -------  -------    -------

Total operating expenses         6,964      5,273    3,495      2,827
------------------------        -------    -------  -------    -------

Operating profit (loss)           (877)       110     (392)       324

Financial expenses, net           (380)      (126)    (154)      (117)
Other income (expenses)            (10)         -        3          -
                                -------    -------  -------    -------

Profit (loss) before income
  taxes                         (1,267)       (16)    (543)       207
Taxes on income                    (25)       (55)     (12)       (38)
                                -------    -------  -------    -------

Profit (loss) from continued
 operations                     (1,292)       (71)    (555)       169
Discontinued operations:
  Loss on disposal of segment,
   net of income taxes            (378)      (183)     (27)      (166)
                                -------    -------  -------    -------

Net profit (loss)              $(1,670)   $  (254) $  (582)   $     3
                                =======    =======  =======    =======

Basic and diluted net profit
 (loss) per share from
 continued operations          $ (0.08)   $ (0.00) $ (0.03)   $  0.01
                                =======    =======  =======    =======

Basic and diluted net loss per
 share from discontinued
 operations, net of income
 taxes                         $ (0.02)   $ (0.01) $ (0.00)   $ (0.01)
                                =======    =======  =======    =======

Basic and diluted net loss per
 share                         $ (0.10)   $ (0.02) $ (0.03)   $ (0.00)
                                =======    =======  =======    =======

Weighted average number of
 shares used in computing
 basic and diluted net loss
 per share                      16,678     15,002   17,087     15,165
                                =======    =======  =======    =======


------------------

Contact:
     Attunity
     Daniel Sapir, 781/213-5204
     daniel.sapir@attunity.com
     or Ofer Segev, 781-213-5203
     ofer.segev@attunity.com

                                   SIGNATURES


         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                            ATTUNITY LTD
                                            ------------
                                               (Registrant)



                                            By: /s/Ofer Segev
                                                -------------
                                                Ofer Segev
                                                Chief Financial Officer


Date: July 28, 2005